Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

Jurisdiction Organization

Energetics Incorporated	Maryland

Akimeka, LLC	Hawaii

Wheeler Fleet Solutions, Co.	Pennsylvania

VSE Aviation, Inc.	Delaware

VSE Aviation Services, Inc.	Florida

VSE Aviation Services, LLC	Kansas

VSE Aviation, Inc.	Florida

VSE Aviation Services, Co.	Kansas

Global Parts Group, Inc.	Kansas